SIGNATURE

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2008
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montréal, Canada H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.]

Form 20-F ☑	Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g 3-2(b): 82-                         .]

Press Release
QUEBECOR MEDIA INC.
Filed in this Form 6-K
Documents index
1.     Press release dated June 9, 2008

APPOINTMENT OF ERNST & YOUNG AS AUDITOR
Montreal, Québec, June 9, 2008 — Quebecor Media Inc. and its wholly-owned subsidiaries
Videotron Ltd. and Sun Media Corporation announce the appointment of Ernst & Young LLP as their auditors in replacement of KPMG LLP. Such change will be effective for the financial year
2008.
The Board of Directors of Quebecor Inc., Quebecor Media’s principal shareholder, has recommended to the shareholders the appointment of Ernst & Young as auditor of the
Corporation at its upcoming annual shareholders meeting to be held on June 26, 2008. As prescribed by Canadian Securities Regulations, Quebecor Inc. has filed on June 2, 2008 the required documents regarding the change of auditor. Such documents may be viewed under
Quebecor’s profile at www.sedar.com.
About Quebecor Media Inc.
Quebecor Media Inc. is a subsidiary of Quebecor Inc. (TSX: QBR.A, QBR.B), a communications company with operations in North America, Europe and Asia. Quebecor Media owns operating companies in numerous media-related businesses: Videotron Ltd., the largest cable operator in
Québec and a major Internet Service Provider and provider of telephone and business telecommunications services; Sun Media Corporation, the largest publisher of newspapers in
Canada; Quebecor MediaPages, a publisher of print and online directories; TVA Group Inc., operator of the largest French-language over-the-air television network in Québec, a number of specialty channels, and the English-language over-the-air station Sun TV; Canoe Inc., operator of a network of English- and French-language Internet properties in Canada; Nurun Inc., a major interactive technologies and communications agency with offices in Canada, the United States,
Europe and Asia; magazine publisher TVA Publishing Inc.; book publisher and distributor
Quebecor Media Book Group Inc.; Archambault Group Inc. and TVA Films, companies engaged in the production, distribution and retailing of cultural products, and Le SuperClub Vidéotron ltée, a DVD and console game rental and retail chain.
Information:
Luc Lavoie
Executive Vice President
Quebecor Inc.
Office: 514 380-1974
Portable: 514 947-6672
lavoie.luc@quebecor.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
QUEBECOR MEDIA INC.
/s/      Christian Marcoux

By:     Christian Marcoux
          Assistant Secretary
Date: June 10, 2008